UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: May 7, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement entitled “Appointment and Resignation of Directors and Change of Composition of Board Committee”
99.2	Announcement entitled “List of Directors and their Role and Function”
99.3	Announcement entitled “Supplemental Notice of Annual General Meeting”
99.4	Announcement entitled “Supplemental Circular to Explanatory Statement Dated 4 April 2019 to Shareholders in Relation to Proposed Re-Election of Directors at Annual General Meeting and Supplemental Notice of Annual General Meeting”
99.5	Announcement entitled “Revised Form of Proxy for the Annual General Meeting to be held on 23 May 2019”
99.6	Announcement entitled “Notification Letter and Request Form for Non-Registered Holders”